CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com


05009447

22nd June 2005

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Notification of Interests 21st June 2005

Yours faithfully,



Krupali Patel

21 June 2005

Catlin Group Limited
Notification of Interests

Catlin Group Limited (the "Company") has received the following "notification of interests in the shares" of the Company:

> "We hereby notify you in accordance with Bye-law 54 of the Bye-laws of the Company (the "Bye-laws") that as at 17 June 2005 CIBC Trust Company (Bahamas) Limited as trustee of a trust, Settlement T-2390 ("CIBC Trust") has ceased to be interested in 3,112,500 Common Shares of $0.01 each comprised in the relevant share capital (as defined in Bye-law 53.1.1) of the Company.
>
> "We hereby notify you in accordance with Bye-law 54 that as at 17 June 2005 CIBC Trust has ceased to have notifiable interests in the Common Shares of the Company."

In addition, Western General Insurance Limited holds warrants to purchase 2,942,796 Common Shares, which is attributable to CIBC Trust under the Bye-laws.